SOLARWINDOW TECHNOLOGIES, INC.

9375 E. Shea Blvd.

Suite 107-B

Scottsdale, Arizona 85260

December 9, 2024

VIA EDGAR

Mr. Robert Augustin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	SolarWindow Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-282721)

Dear Mr. Augustin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SolarWindow Technologies, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-282721) as amended by pre-effective amendment No. 1 filed on November 20, 2024 to 9:30 a.m. Eastern Time, on Thursday December 12, 2024, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by telephone call to Joseph Sierchio of Sierchio Law, LLP at (212) 300-6356. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at amit@solarwindow.com and to our counsel, Joseph Sierchio at joseph@sierchiolaw.com.

Very truly yours,

SolarWindow Technologies, Inc.

By:	/s/ Amit Singh

Name:	Amit Singh
Title:	President and Chief Executive Officer